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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                           ------------------------

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                    SOLICITATION / RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                         KLLM Transport Services, Inc.
                           (Name of Subject Company)
                             --------------------
                         KLLM Transport Services, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                   482498102
                     (CUSIP Number of Class of Securities)
                             --------------------

                                Leland R. Speed
          Chairman of the Special Committee of the Board of Directors
                         KLLM Transport Services, Inc.
                              135 Riverview Drive
                          Richland, Mississippi 39218
                                (601) 939-2545
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:
                            Sidney J. Nurkin, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                          1201 West Peachtree Street
                            Atlanta, Georgia 30309
                                (404) 881-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 1 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "Commission") on June 2, 2000 (the "Schedule 14D-9"), by KLLM Transport Services, Inc., a Delaware corporation (the "Company"), in relation to the tender offer being made by High Road Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of High Road Acquisition Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock not owned by it or its affiliates at a purchase price of $8.05 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 2, 2000 (the "Offer to Purchase"), and in the related
Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "High Road Offer"). The High Road Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on June 2, 2000. The High Road Offer is being made in accordance with the Plan of Agreement and Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is incorporated hereto as Exhibit (e)(1).

Item 4.  The Solicitation or Recommendation.

     (b) (i) Background of the High Road Offer; Contact with Parent.

     The information set forth Item 4(b)(i) is hereby amended and supplemented by inserting after the first sentence in the fourth paragraph on page 4 the following:

          The Confidential Memorandum, which is attached hereto as Exhibit
     (a)(8) and incorporated herein by reference, contained a description of the Company's industry segments, a background of the Company's history, an explanation of the Company's operations, a summary of the Company's human resources, a description of legal, environmental and insurance matters, a financial overview, a list of revenue equipment, a copy of the audited financial from the Company's annual report and a copy of the Company's Form
     10-Q for the quarter ended July 2, 1999.   A copy of the Confidential
     Memorandum is available for inspection and copying at the Company's principal executive offices during its regular business hours by any of the Company's interested stockholders or a representative who has been so designated in writing.

     The information set forth Item 4(b)(i) is hereby amended and supplemented by deleting the second paragraph on page 18 and inserting the following:

          On May 25, 2000, the Board of Directors convened a telephonic meeting for the purpose of considering the offer by Mr. Low to acquire the Company for $7.80 per Share. With the exception of Mr. Liles, who recused himself on the basis that he had a conflict of interest, all members of the Board were present. Mr. Nurkin summarized the proceedings to date, reviewed the Board of Director's fiduciary obligations to the unaffiliated stockholders of the Company and described the non-economic terms and conditions of Mr. Low's offer.

          Mr. Grayson then presented the opinion of Morgan Keegan as to the fairness of the proposal, from a financial point of view, to the Company's public stockholders, a copy of which is incorporated herein by reference as Exhibit (a)(4) pursuant to Morgan Keegan's written permission. Mr. Grayson stated that at $7.80 per Share, the transaction represented an enterprise value of $79 million, which was calculated by adding (i) $32 million representing the value of equity and (ii) $47 million representing the Company's net debt as of March 31, 2000. Mr. Grayson stated that this equates to enterprise value multiples of (i) .33x revenues for the last twelve months ended March 31, 2000; (ii) 3.9x earnings before interest, depreciation and taxes ("EBITDA") for the last twelve months ended March 31, 2000; and (iii) 60.0x earnings before interest and taxes ("EBIT") for the last twelve months ended March 31, 2000, which compared to the temperature-controlled carrier peer group's median multiples of .2x revenues, 3.3x EBITDA and 7.3x EBIT. Due to the Company's net loss for the prior twelve months, it was not possible to calculate a multiple of net
     income.   The temperature-controlled carrier peer group's median multiple of net income was 6.6.

          Mr. Grayson also described in detail a number of other quantitative criteria used by Morgan Keegan in evaluating the fairness of the proposed transaction. He explained that an analysis of other publicly traded comparable company valuations for temperature-controlled carriers reflected a range of $.10 to $7.82 per Share and for dry van carriers a range of $1.23 to $15.84 per Share when the derived multiples were applied to the Company's financial performance. A mergers and acquisitions analysis, which derived valuation multiples by comparing the prices paid in publicly announced transactions to the Company's financial information, resulted in an implied range of $3.84 to $16.82 per Share when the derived multiples were applied to the Company. Morgan Keegan also performed a discounted cash flow analysis, which resulted in an implied range of zero to $1.33 per Share, and a premium analysis of comparable sized transactions, which resulted in a range for trucking company transactions of $7.70 to $9.84 per Share and for other non-technology and non-financial institution transactions of $7.30 to $9.37 per Share, in each case when the result of the analysis was applied to the Company.

          The Board then discussed the options of rejecting the offer and of either liquidating or continuing to operate the Company. The Board considered information provided to it by the Controller of the Company as to the amount that might be realized upon a liquidation of the Company. This information was derived from the financial statements of the Company as filed with the Company's quarterly report on Form 10-Q for the period ended March 31, 2000, except that the liquidation value of the Company's truck fleet included in that information was derived from an appraisal of the orderly liquidation value of that fleet prepared for the Company's lenders in connection with the initially planned restructuring of the Company's credit facility to convert that facility from an unsecured credit facility to an asset-based loan. In considering this information, the Board took into account the poor market for used trucks, which would be exacerbated upon the Company's implementation of the liquidation, and the costs associated with liquidation, including transaction costs, the likely inability to collect outstanding accounts receivable, fees related to the early termination of truck leases, operating expenses while the liquidation occurred and the incursion of tax on the disposition of the assets. Mr. Grayson advised the Board that, at $7.80 per share, the offer represented a multiple of .64 x net book value per Share (compared to a median multiple of .6 for the temperature-controlled carrier peer group), and that, in Morgan Keegan's opinion, liquidation of the Company would not yield a value to the Company's stockholders greater than $7.80 per Share. Mr. Grayson emphasized that a sale of the Company would allow the Company's stockholders to realize the value of their holdings significantly sooner than if the Company undertook a liquidation of its assets due both to the short time frame of the structure proposed by the Liles Group and the extended period of time that an orderly liquidation of the assets would entail. Moreover, Mr. Grayson explained that the offer price was a definite amount while undertaking a liquidation would produce an uncertain outcome. He also stated that, given the poor industry conditions and the Company's current earnings report and outlook, keeping the Company public and streamlining its operations in an attempt to increase its profitability would not bring any immediate value for the Company's stockholders.

          While the Board was discussing Mr. Low's offer and prior to its acceptance by the Board, Ms. Rousseau contacted Mr. Nurkin and informed the Board of Directors that the Liles Group was preparing an offer for all of the outstanding Shares and requested that the Board postpone its decision with respect to Mr. Low's offer for several hours until the Liles Group's offer could be finalized. The Board agreed to adjourn the meeting. Later in the day on May 25th, the Liles Group submitted an offer to purchase all of the outstanding Shares at a price of $8.05 per Share in cash pursuant to the terms of a proposed merger agreement substantially in the form of the Merger Agreement described herein.

          The meeting of the Board of Directors was reconvened shortly after the receipt of the Liles Group's offer. Mr. Nurkin reported that this offer did not contain the conditions or the provisions concerning the reimbursement of expenses that the Liles Group's prior proposals had contained and that the conditions and the provisions concerning reimbursement of expenses contained in this offer were customary for transactions of this type and size.

          Mr. Grayson orally presented an analysis of the Liles Group's offer similar to the one he had presented earlier with respect to the fairness of Mr. Low's offer. In this analysis, Mr. Grayson stated that the increase of $.25 per Share represented by the Liles Group's offer over the $7.80 per Share offer made by Mr. Low would, in each measurement used by Morgan Keegan in assessing the fairness of the transaction, result in the Liles Group's $8.05 per Share offer being more favorable to the Company and, when compared to the offer by Mr. Low, being fairer, from a financial point of view, to the unaffiliated stockholders of the Company. Following his analysis of the Liles Group's offer, Mr. Grayson expressed the opinion of Morgan Keegan that such offer was fair, from a financial point of view, to the unaffiliated stockholders of the Company. Because the offer from the Liles Group was $.25 per Share higher and contained terms and conditions substantially similar to the offer made by Mr. Low and based on the opinion of Morgan Keegan and the other factors described herein, the proposal was unanimously recommended by the Special Committee to the Company's Board of Directors.

          The Company's Board of Directors, with the exception of Mr. Liles, who due to his conflict of interest had recused himself from the meeting, unanimously found that the $8.05 per Share offer from the Liles Group was fair, from a financial point of view, to the Company's unaffiliated stockholders and constituted the best and highest offer for the Company, approved the Liles Group's $8.05 per Share proposal, authorized an amendment to the Company's Stockholder Rights Plan to except the transaction from the operation of the plan (a copy of which is incorporated by reference as Exhibit (e)(5)), adopted resolutions exempting the transaction and certain related transactions from Section 203 of the DGCL, and authorized the Company to enter into the Merger Agreement. The Liles Group then caused Parent and Purchaser to be formed.

          Neither Morgan Keegan nor the Company through the Special Committee determined or recommended the amount of consideration to be paid. The $8.25 per Share offer was made, the Special Committee and Board believe, in response to Mr. Low's offer of $7.80 per Share.

     The information set forth Item 4(b)(i) is hereby amended and supplemented by adding the following:

          On June 9, 2000, the Low Offer expired without all of the conditions to the Low Offer having been satisfied. As a result, all Shares tendered into the Low Offer must be returned. On June 12, 2000, Mr. Low filed an amendment to his Schedule 13-D, in which he disclosed that he had recreated a group relating to the beneficial ownership of the Company's capital stock. In the amended Schedule 13D, Mr. Low stated that, if the transaction between the Company and the Liles Group is not completed, then Mr. Low may wish to effect one or more of the following actions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule without the support of the Board of Directors of the Company, which action could include a change in the present Board of Directors of the Company. In that regard, Mr. Low has executed and delivered a written consent of stockholder, dated June 8, 2000 (the "Consent") which, if pursued by Mr. Low and if a majority of the Company's stockholders file similar consents pursuant to a consent solicitation under Delaware law, would lead to the removal of the current directors of the Company and their replacement with a new slate of directors. According to Mr. Low's Schedule 13D, the new slate would consist of Robert E. Low, Richard D. Hoedl, Steven
     D. Crawford and C. Stephan Wutke, the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Vice President of Sales, respectively, of New Prime. If such a consent solicitation is pursued by Mr. Low, then, pursuant to Section 213(b) of the Delaware General Corporation Law, the record date to determine those stockholders of the Company entitled to express their consent to the actions proposed by Mr. Low would be June 9, 2000, the date upon which the consent was delivered to the Company's registered agent in Delaware. The Consent would also amend the Company's bylaws to delete the requirement that only the Board of Directors of the Company may fill any vacancy occurring on its Board of Directors, and to establish the number of persons constituting the Board of Directors at four. Such action set forth in the Consent, if pursued by Mr. Low, would not preclude the taking of any of the other actions or the effecting of any of the transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D.

          On June 20, the Company was informed by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had been granted. As a result, the antitrust condition to the Liles Group's offer has been satisfied.

          (ii) Reasons for the Recommendation of the Board of Directors.

     The information set forth Item 4(b)(ii) is hereby amended and supplemented by inserting after the second sentence of reason 2 the following:

          The Special Committee did not consider the fact that the Company's shares traded higher than the offer price within the last quarter as relevant in determining that the offer price is fair to the Company's unaffiliated stockholders. The Special Committee and the Board believe that the recent higher trading prices were the result of speculation as to the ultimate price that would be paid for the Company.

     The information set forth Item 4(b)(ii) is hereby amended and supplemented by deleting the last sentence of the first paragraph on page 22 and inserting the following:

          However, the Board believes that each of the factors is material to its determination that the merger is fair to the unaffiliated stockholders of the Company and has characterized as positive each of the factors. Consequently, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

          The Board, including the members of the Special Committee, believes that sufficient procedural safeguards were, and are, present to ensure fairness of the merger and to permit the Special Committee to represent effectively the interests of the public stockholders. The Board believes that procedural fairness existed because:

     . The Special Committee consisted on non-employee, independent directors who acted to represent solely the interests of the unaffiliated stockholders and which unanimously approved the transaction;

     . The Special Committee retained and received advice from its independent legal advisor, Alston & Bird, as to the Special Committee's duty to the Company's unaffiliated stockholders;

     . The Special Committee and the Board was advised by and received the opinion of Morgan Keegan as financial advisor as to the fairness of the transaction, from a financial point of view, to the Company's unaffiliated stockholders;

     . The strategic review and auction process remained open for a significant time period, and the Special Committee was actively involved in the deliberations;

     . At the time the Merger Agreement with High Road was approved, the only alternative offer was $.25 less per Share than the High Road Offer; and

     . The offer price and the other terms of the Merger Agreement resulted from extensive arm's-length negotiations between representatives of the Special Committee, on the one hand, and representatives of High Road, on the other hand.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations.

         The information set forth Item 5(a) is hereby amended and supplemented by deleting the second paragraph of Item 5(a) and inserting the following:

          Morgan Keegan, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations of estate, corporate and other purposes. Morgan Keegan was selected to represent the Company and then the Special Committee upon its formation because of Morgan Keegan's extensive experience in advising corporations that are seeking strategic alternatives and in particular its experience in transactions in the transportation industry and specifically in the trucking industry. During the course of the auction process, the amount of the consideration to be paid was always proposed by the bidder making the proposal. In the ordinary course of business, Morgan Keegan and its affiliates may actively trade or hold the securities of the Company for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Item 8.  Additional Information.

         (b)  Other Material Information.

         The information set forth Item 8(b) is hereby amended and supplemented by inserting the following at the end of the Item:

           Fees and Expenses. In addition to the fees and expenses the Company is obligated to pay Morgan Keegan, which are described in Item 5(a) above and a closing fee of $937,500 to be incurred at the closing of the loan agreement with the Bank of America, N.A. and to be paid to the Bank of America, N.A. by the Company, the following is an estimate of the additional fees and expenses to be incurred by the Company in connection with the Offer:

          Legal Fees                          $250,000
          Printing and Miscellaneous            40,000
                                              --------
                                              $290,000
                                              ========

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Item 9.  Exhibits.

         The information set forth Item 9 is hereby amended and supplemented by inserting the following:

EXHIBIT NO.                                          DESCRIPTION
--------------------  -------------------------------------------------------------------------
(a)(8)                Confidential Memorandum, prepared by Morgan Keegan & Company, Inc., dated
                      October 11, 1999.


Annex B

     The information set forth in Annex B is hereby amended and supplemented by deleting the first column under "Information Concerning Directors and Executive Officers of the Company - Directors and Executive Officers of the Company" and inserting the following:


     Name and  Current
     -----------------
     Business Address
     ----------------

     Jack Liles
     Chairman of the Board,
     President, and
     Chief Executive Officer
     P.O. Box 6098
     Richland, Mississippi 39218
     (601) 939-2545

     James Leon Young
     Secretary and Director
     Young, Williams, Henderson & Fuselier, P.A.
     P.O. Box 23059
     Jackson, Mississippi 39225
     (601) 948-6100

     Walter P. Neely
     Director
     Millsaps College
     Else School of Management
     102 North Meadows Place
     Jackson, Mississippi 39211

     Leland R. Speed
     Director
     188 East Capitol Street, Ste. 300
     Jackson, Mississippi 39201

     David L. Metzler
     Director
     6380 Brackbill Blvd.
     Mechanicsburg, PA 17055

     Steven L. Dutro
     Senior Vice President and
     Chief Financial Officer
     P.O. Box 6098
     Richland, Mississippi  39218
     (601) 939-2545

     Nancy M. Sawyer
     Senior Vice President and
     Chief Operating Officer
     P.O. Box 6098
     Richland, Mississippi  39218
     (601) 939-2545

     The information set forth in Annex B is hereby amended and supplemented by inserting the following under "Information Concerning Directors and Executive Officers of the Company - Director Compensation":

     Other Information

       During the last five years, none of the Company, its executive officers or any director has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Each of the Company's directors and executive officers is a citizen of the United States.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2000        KLLM TRANSPORT SERVICES, INC.



                              By:  /s/ Leland R. Speed
                                   -----------------------------------
                              Leland R. Speed, Chairman of the Special
                              Committee of the Board of Directors